Merrill Lynch Depositor, Inc.

November 6, 2012

VIA EDGAR

Rolaine S. Bancroft

Senior Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Merrill Lynch Depositor, Inc. Registration Statement on Form S-3 Filed November 6, 2012 File No. 333-182150

Dear Mr. Bancroft:

Pursuant to Rule 461 under the Securities Act of 1933, Merrill Lynch Depositor, Inc., a Delaware corporation, as registrant of the above-mentioned Registration Statement (“Depositor”) and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as principal underwriter (“BofA Merrill Lynch”), hereby request acceleration of the effective date of the foregoing Registration Statement on Form S-3, as filed with the Commission on November 6, 2012 (the “Registration Statement”).

In connection with this request for the acceleration of the effective date of the Registration Statement, Depositor and BofA Merrill Lynch acknowledge that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve Depositor of its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) Depositor may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Depositor and BofA Merrill Lynch hereby request that the foregoing Registration Statement on Form S-3, as filed with the Commission on November 6, 2012, be declared effective November 14, 2012, or as soon thereafter as practicable

Very truly yours,
MERRILL LYNCH DEPOSITOR, INC.

By:	/s/ Dylan Lohonen
Name:	Dylan Lohonen
Title:	President, Principal Executive Officer, and Chairman of the Board of Directors

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
By:	/s/ Manroop Jhooty
Name:	Manroop Jhooty
Title:	Managing Director